Icahn Enterprises L.P.

October 9, 2014

VIA ELECTRONIC TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 1-09516

Dear Mr. Schwall:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated October 6, 2014 with respect to the joint Annual Report on Form 10-K ("2013 Form 10-K") of Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. (collectively, the “Company”), for the fiscal year ended December 31, 2013 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

Executive Compensation. page 244
Compensation Discussion and Analysis. page 244
Compensation Components, page 245

1.
We note your response to prior comment 7 that the increase in Mr. Ninivaggi's base salary from $742,500 in 2012 to $2,205,345 in 2013 was "primarily due to Mr. Ninivaggi's increasing job responsibilities with respect to the Company and its subsidiaries." You also state in this response that "[d]uring 2013, Mr. Cozza received a salary of $1,019,240 which was determined based on various factors, including, but not limited to, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork." Please enhance your proposed disclosure regarding Mr. Ninivaggi's "increasing responsibilities" and how these responsibilities resulted in his base salary determination for 2013. Similarly, please also elaborate upon the "various factors" considered in determining Mr. Cozza's base salary and how these factors resulted in his base salary determination. Please further discuss specific items of corporate performance there were taken into account in setting Messrs. Ninivaggi and Cozza's base salary. Refer to Item 402(b)(1)(vi) and (vii) of Regulation S-K.

In response to the Staff's Comment Letter, we have included below our original response to Comment No. 7 as filed on September 15, 2014, and have provided additional clarifying language in italics that we believe would address the Staff's current comment. In future filings, the Company will provide the following enhanced disclosure regarding Mr. Ninivaggi's and Mr. Cozza's salary with respect to Part III, Item 11, "Executive Compensation" of Form 10-K:
"Pursuant to the Ninivaggi Employment Agreement by and between us and Mr. Ninivaggi, Mr. Ninivaggi was originally entitled to a base salary at the per annum rate of $650,000 for 2012. Pursuant to the 2012 Ninivaggi Employment Agreement, Mr. Ninivaggi was entitled to receive a base salary of $1.3 million per annum effective November 1, 2012. Effective January 1, 2013, pursuant to the 2013 Ninivaggi Employment Agreement, Mr. Ninivaggi was entitled to a base salary of $2.2 million per annum. Effective January 1, 2014, pursuant to the 2013 Amended Ninivaggi Employment Agreement, Mr. Ninivaggi was entitled to a base salary of $2.6 million per annum. Increases within the respective years in Mr. Ninivaggi's salary were based on various factors, including, but not limited to, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork. In particular, Mr. Ninivaggi's salary increases during 2012 and 2013 were primarily due to Mr. Ninivaggi's increasing job responsibilities with respect to the Company and its subsidiaries. The Company notes that during 2013, Mr. Ninivaggi's increasing job responsibilities included overseeing the Company's capital

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
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raising efforts through the execution of multiple equity and debt offerings. Also, during 2013, Mr. Ninivaggi's job responsibilities included significant hands-on involvement with certain of the Company's subsidiaries, including, but not limited to, providing guidance with respect to their strategic and operational initiatives which included raising capital, re-organizations and restructuring efforts. In recognition of Mr. Ninivaggi's significant increase in responsibilities, his salary for 2013 was substantially increased relative to 2012. Although the Company does not have pre-established policy or target for establishing salary levels, the Company notes that Mr. Ninivaggi's salary increase in 2013 also reflects the significant improvement of Company's financial performance relative to 2012. Effective February 5, 2014, Mr. Ninivaggi tendered his resignation as the President and Chief Executive Officer of Icahn Enterprises and Icahn Enterprises Holdings. Effective February 5, 2014, Mr. Ninivaggi commenced serving as the Co-Chief Executive Officer of Federal-Mogul Corporation, a subsidiary of Icahn Enterprises, a supplier of automotive powertrain and safety components.
Mr. Keith Cozza served as Executive Vice President of Icahn Enterprises and Icahn Enterprises Holdings from February 20, 2013 through February 4, 2014. Effective February 5, 2014, Mr. Cozza was appointed as President and Chief Executive Officer of Icahn Enterprises and Icahn Enterprises Holdings. In addition, Mr. Cozza serves as the Chief Operating Officer of Icahn Capital and holds officer and/or director positions at certain of our other subsidiaries. During 2013, Mr. Cozza received a salary of $1,019,240 which was determined based on various factors, including, but not limited to, overall job performance, including performance against corporate and individual objectives, job responsibilities and teamwork. In determining Mr. Cozza's salary for 2013, the Company considered various factors that included, but were not limited to, Mr. Cozza's numerous job roles and responsibilities, and the Company's financial performance, which improved significantly relative to 2012. In addition, during 2013, Mr. Cozza played a key role in the Company's capital raising efforts through the execution of multiple equity and debt offerings."
The Company respectfully advises the Staff that because the Company is a master limited partnership ("MLP"), it is not subject to the proxy solicitation rules as required by section 14A of the Exchange Act or §240.14a-20. Furthermore, because the Company has not ever been a TARP recipient, as defined in section 111(a)(3) of the Emergency Economic Stabilization Act of 2008, it is not subject to §240.14a-20. As a MLP, pursuant to the Company's partnership agreement, the general partner, Icahn Enterprises G.P. Inc.(the "GP"), has exclusive management powers over the business and affairs of the Company. That is, the GP’s stockholders have the right to elect members of the GP's board of directors, who, in turn, elect the officers of the Company. Accordingly, the Company does not hold annual meetings to elect its directors. In future filings with the SEC, in compliance with Item 402(b)(1)(vii) of Regulation S-K, the Company will make the nature of the Company's MLP structure and its impact on the proxy solicitation process explicit in the narrative of Item 11, "Executive Compensation," of Form 10-K.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/Keith Cozza

Keith Cozza
Chief Executive Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P.

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
NASDAQ - IEP